July 30, 2009

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C.  20549

RE:      Manpower Inc.
    Form 10-K for the year ended December 31, 2008
    Filed February 20, 2009

    Form 10-Q for the quarter ended March 31, 2009
    Filed May 11, 2009

    File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated June 30, 2009, regarding the above-referenced filings, and our subsequent discussions with members of the Staff.  Set forth below are the comments from your letter (in bold) and our responses thereto.  (All added disclosure has been underlined for your convenience in the following responses herein).

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

1.  We note your response to prior comment 4.  For the Right Management and Jefferson Wells reporting units, you disclose the historical revenue growth rates in context with those used in your projections.  It is difficult to ascertain the recent trend from your current disclosures.  Revise this section to disclose the historical earnings growth rates for each of the last three fiscal years and those same rates used in your analysis.

RESPONSE:

In our second quarter Form 10-Q, we have added the following disclosure to our Application of Critical Accounting Policies section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Significant assumptions used in our interim goodwill impairment test in the fourth quarter of 2008 included: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate of 10.4% for Right Management and 12.7% for Jefferson Wells; and a terminal value multiple. The expected future revenue growth rates were determined with consideration of our historical revenue growth rates, our assessment of future market potential, our expectations of future business performance and an assumed modest economic recovery beginning in 2010. A summary of the historical operating unit profits as well as the historical and projected earnings growth rates for the Right Management and Jefferson Wells reporting units are, as follows:

(in millions)		Historical
Reporting Unit	Description	2008	2007	2006	CAGR (1)	Projected CAGR (2)

Right Management	Operating unit profit	$44.6	$34.6	$18.3
	Growth rate	29.0%	89.1%	-28.7%	16.2%	6.7%

Jefferson Wells	Operating unit profit	$(19.6)	$(5.2)	$31.9
	Growth rate	-278.2%	-116.3%	-4.2%	-15.4%	34.7%

(1)
The historical compounded annual growth rate for earnings is calculated for each reporting unit utilizing their operating unit profit from 2008 and the first full fiscal year subsequent to acquisition.

(2)	Our projected compounded annual growth rate for earnings is calculated utilizing the projected terminal value operating unit profit and the projected 2009 operating unit profit.

Jefferson Wells’ historical operating unit profit in 2008 and 2007 included reorganization costs of $7.8 million and $4.0 million, respectively, and moving costs of $3.0 million in 2007 related to relocating to Manpower’s new world headquarters. In addition, Jefferson Wells’ historical operating unit profits were further impacted by revenue declines in 2008, 2007 and 2006, which unfavorably impacted operating unit profit margins as Jefferson Wells was unable to deleverage its fixed cost base as quickly as the revenues declined.

Our projected compounded annual growth rate for Jefferson Wells takes into account the operating leverage expected as a result of the reorganization noted above as well as the changes already made to the fixed cost base in the 2008 reorganization and the expected revenue growth over the ten-year period.

We will continue to provide and update these disclosures, as appropriate, in future filings.

2.  We note that you have used a combination of the income approach (weighted 75%) and market approach (weighted 25%) to determine the fair value of your reporting units.  Expand your disclosure to provide more insight into your basis for the specific weights assigned to the models used in your analyses.

RESPONSE:

In our second quarter Form 10-Q, we have added the following disclosure to our Application of Critical Accounting Policies section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

We performed the step one analysis to determine the fair value of Right Management and Jefferson Wells as of December 31, 2008 by utilizing a combination of the income approach (weighted 75%) and the market approach (weighted 25%) methodologies. These combined methodologies were consistent with the methodologies we used in our annual goodwill impairment test for these reporting units in the third quarter of 2008. The results of our interim goodwill impairment test yielded no impairment at December 31, 2008.

The income approach is developed from management’s forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management’s internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit’s fair value based on revenue and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. While we believe that each approach has its merits, we have weighted the income approach more heavily than the market approach because we believe management’s assumptions generally provide greater insight into the reporting unit’s fair value and historically have been a more conservative fair value determination. (For both reporting units, the market approach provided a higher estimated fair value during our annual impairment testing in our third quarter of 2008.)

We will continue to provide and update these disclosures, as appropriate, in future filings.

3.  We refer to the Right Management and Jefferson Wells reporting units.  Please revise to provide sensitivity analysis, indicating the impact of the following on your goodwill impairment tests for these reporting units:  1) a one percent reduction in your earnings and revenue growth rates; and 2) a one percent increase in the market participant discount rate.

RESPONSE:

In our second quarter Form 10-Q, we have added the following disclosure to our Application of Critical Accounting Policies section within Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The estimated fair value and carrying value as determined in our interim goodwill impairment test as of December 31, 2008, along with the sensitivity analysis of the estimated fair value are, as follows:

(in millions)	Right Management	Jefferson Wells

Estimated fair value as of December 31, 2008	$552.2	$224.1

Carrying value as of December 31, 2008	$467.7	$174.1

Sensitivity of estimated fair value:

Estimated fair value in the event of a 1% Reduction in earnings and revenue growth rates	$443.0	$199.4

Estimated fair value in the event of a 1% increase in the market participant discount rate	$485.6	$189.4

Our annual impairment test will occur in the third quarter of 2009. If we continue to experience volatility in our stock prices and/or a further erosion of actual and projected revenues, we may have a material impairment charge related to one or more of our reporting units, such as Jefferson Wells.

We will continue to provide and update these disclosures, as appropriate, in future filings.

4.   You indicate that during the first quarter of 2009 you “reviewed the current circumstances and events to determine if the fair value of [y]our reporting units were below their carrying value.”  You further state that you do not believe that the fair value of your reporting units was below their carrying values at March 31, 2009 because “[y]our stock price and the long-term economic outlook of global economies will rebound,” despite the fact that you may see continued volatility in your stock price in the near-term and that consolidated revenues declined 32.3% during the first quarter of 2009 as compared to the same period in 2008.  In view of the significant continuing decline in revenues in the last two quarters of 2008 and first quarter of 2009, tell us in detail how you considered the impairment indicators in paragraph 28 of SFAS No. 142 to conclude that you were not required to perform an interim impairment test of your USA and EMEA reporting units as of March 31, 2009.  Also, tell us whether the forecasted future cash flows you used in your annual impairment test in the third quarter of September 30, 2008 are consistent with the actual cash flows subsequent to September 30, 2008.

RESPONSE:

In the first quarter of 2009, we considered the impairment indicators listed in paragraph 28 of SFAS No. 142 to assess whether we were required to perform an interim impairment test for our U.S. reporting unit as well as our Netherlands and Elan reporting units, which comprise approximately 75% of the goodwill recorded within our EMEA reportable segment as of March 31, 2009.  In the first quarter of 2009, we did not experience any new specific event or circumstance included in paragraph 28 that would make it more likely than not that the fair value of any of our reporting units was below its carrying value.  We believe that the economic conditions, which resulted in a 21.8% year over year decline (in constant currency) of our 2009 first quarter revenues, were similar to the economic conditions that existed as of December 31, 2008 and decreased our 2008 fourth quarter revenues by 10% year over year (in constant currency).  Each of these reporting units had a significant excess fair value at the time of our previous impairment review, and this further decline in revenue was not, by itself, enough of a decline to make it more likely than not that the fair value was below the carrying value.

To better corroborate that we had not misjudged the impact of these declines, we reviewed our discounted cash flows for the three reporting units mentioned above.  When we hypothetically adjusted our discounted cash flows for the current forecast, we noted that, while we project our revenues will not return to 2008 revenue levels until 2012 for both the Netherlands and Elan reporting units and 2014 for the U.S. reporting unit, the resulting fair values still substantially exceeded their respective carrying values. The expected cash flows, adjusted for the current forecast, could decline further by 31.9%, 41.1% and 77.8% for the U.S., Elan and the Netherlands reporting units, respectively, as of March 31, 2009 before we would encounter a goodwill impairment related to these reporting units.

While the current economic conditions significantly impacted our first quarter operating results, we do not believe it is more likely than not that these conditions have reduced the long-term fair values of our reporting units below their carrying values as of March 31, 2009, for the reasons set forth in the preceding two paragraphs.  In addition, we have considered the near-term effects of the global recession and credit crisis, including lower revenues and lower operating profits, on our projected discounted cash flows.  However, it is our belief that the global economies will eventually improve and that the long-term economic outlook of our reporting units is not materially different from what we assumed when we performed our annual impairment test during the third quarter of 2008 and when we determined that there was no impairment for either Right Management or Jefferson Wells in the fourth quarter of 2008.

In regards to providing a comparative analysis between the forecasted future cash flows used in our annual impairment test in the third quarter ended September 30, 2008 and the actual cash flows subsequent to September 30, 2008, we do not project our cash flows by quarter.  Consequently, we have provided the following table showing for the US, Elan and the Netherlands the projected operating cash flows for the year ending December 31, 2009 and the operating cash flows from October 1, 2008 through March 31, 2009.  In all cases, the actual results for the six month period of 2009 already exceed our forecast for the entire year. The amounts listed below are in thousands:

	United States	Elan	Netherlands

Projected operating cash flows for the year ending December 31, 2009	$13,709	$8,116	$14,837

Actual operating cash flows for the six months ended March 31, 2009	$76,984	$49,443	$22,856

Cash Sources and Uses, page 27

5.  We note your response to comment 5.  We note your disclosure stating that “the favorable impact on our operating cash flows would not be sustainable in the event that the current economic downturn continued for an extended number of years”. It appears to us that this disclosure is not adequate.  We do not believe that it is appropriate to characterize the significant increase in cash flows from operations resulting from declining revenue levels that have resulted in lower accounts receivable balances as a favorable impact in your operating cash flows.  Instead, you should disclose that the reason for the increase in cash flows from operations is a direct result of the negative impact that the current economic environment have had in your operating results.

RESPONSE:

In our second quarter Form 10-Q, we have provided the following disclosure to address the Staff’s concerns, within our Business Overview and Liquidity & Capital Resources sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations and will continue to do so as necessary:

Business Overview:

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues.  In periods of economic contraction, as we are now experiencing, we will have more significant expense deleveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands.

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding in excess of 60 days based on the markets where we do business.  Our most significant current liabilities are payroll related costs, which are paid either weekly or monthly.  As the demand for our services increases, we generally see a large increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis, while the related accounts receivable are outstanding for much longer.  Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance. We see less of an effect on current liabilities due to the shorter cycle time of the payroll related items.  This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.

Liquidity and Capital Resources:

Cash provided by operating activities was $379.3 million in the first half of 2009 compared to $265.8 million for the first half of 2008.  This increase results from the impact that the current economic environment has had on our working capital needs, which have declined significantly, as we have seen a larger decrease in our accounts receivable than in our current liabilities.

Notes to Financial Statements

Note 7. Goodwill, page 60

6.   We note your response to prior comment 10.  We believe that you should revise the table, as presented on page 60, to disclose goodwill by reportable segment in accordance with the disclosure requirements in paragraph 45(c) of SFAS No.142.

RESPONSE:

As discussed with the Staff by telephone on July 15, 2009, it is our understanding that we have complied with the requirements of paragraph 45 (c) of SFAS No. 142 and paragraphs 29 and 32 (c) of SFAS No. 131, as described in our previous responses to the Staff in our letters dated April 1, 2009 and May 19. 2009. The Staff no longer considers it necessary for us to make further changes to our disclosures included within our first quarter Form 10-Q, filed May 11, 2009 as they pertain to comments 6 and 7.

Note 15. Segment Data, page 68

7.  We note your response to prior comment 11.  Please revise to disclose segment assets in accordance with paragraph 29 and a reconciliation of total reportable segment assets to total assets in accordance with paragraph 32(c) of SFAS No. 131.

RESPONSE:

Please see our response to comment 6.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments, or comments regarding our responses, we would appreciate the opportunity to discuss those with you via phone.  To the extent you have any such questions or comments, please do not hesitate to call Sherri Albinger, Corporate Controller and Chief Accounting Officer at 414-906-6626 or me at 414-906-6305.

Sincerely,

/s/Michael J. Van Handel

Michael J. Van Handel
Executive Vice President and
Chief Financial Officer